September 14, 2006

Via Facsimile (202.295.8478) and U.S. Mail

Andrew M. Ray, Esq.
Bingham McCutchen LLP.
2020 K Street, N.W.
Washington, DC 20006

      Re:	Inter-Tel, Inc.
		Preliminary Proxy Statement on Schedule 14A
		Filed September 1, 2006
		Soliciting Material Filed Pursuant to Section 14a-12
      	Filed August 28, 2006
      	File No. 0-10211

Dear Mr. Ray:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

1. The disclosure on page 6 presupposes that the board will follow the proposal if approved by the stockholders even though it is precatory. Please clarify if this is the board`s intent.
Further, while we note the fourth bullet point highlights a "30-day sale process," it is unclear whether the board or special committee would be required to follow this "demand." Again, please clarify. Finally expand the third bullet to provide additional support for assertion that the adoption of the proposal will result in a reduction of the "perceived value" of the company. It is unclear what the "perceived value" is.

2. We note that the special committee is pursuing a strategic review process and has engaged UBS Investment Bank in this regard. Please describe in more detail the terms of engagement. Further, to the extent that the special committee has any limitations on its authority to review strategic options, please describe.

3. What consideration was given to whether proxy statement should summarize the analyses supporting Houlihan Lokey`s opinion?

Voting of Proxies, page 18

4. The second paragraph indicates that the company will vote proxies in favor of adjournment. Please note our position that the company may not use discretionary authority to adjourn the meeting in order to solicit additional votes. Accordingly, to the extent the company intends to vote proxies to adjourn in order to solicit additional votes, it must include a separate proposal on its proxy.

Solicitation of Proxies, page 18

5. Expand to provide all information required by Item 4(b), including the total amount estimated to be spent on the solicitation and total expenditures to date.

Appendix B

6. Please revise the opinion or the disclosure in the proxy statement to clarify that Houlihan Lokey has consented to the use of the opinion and the references to Houlihan Lokey in the document.

Closing Comments

      Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

      You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since you are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures you have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3636 or, in may absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

               				Very truly yours,



                 	          		Ade K. Heyliger
						Attorney-Advisor
						Office of Mergers and Acquisitions

Andrew M. Ray, Esq.
Bingham McCutchen LLP.